FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

8 April, 2005



05007351

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED
2005 APR 18 A 8:30

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 7 April, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

Liisa Siren
Communications Assistant

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

DEUTSCHE BANK AG'S HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act.

Deutsche Bank AG notified on 5 April 2005 that an error had occurred in their previous notice under Chapter 2 regarding Deutsche Bank AG's holding in KCI Konecranes.

At the close of business on 15 March 2005, Deutsche Bank AG, and its subsidiary companies were in possession of 398,701 shares of KCI Konecranes Plc to which they had the dispositive rights. The holding represents 2.97 % of KCI Konecranes total amount of shares and not as previously advised 983,629 shares or 6.87 %.

In addition, Deutsche Bank AG notified that at the close of business on 15 March 2005, Deutsche Bank AG, and its subsidiary companies were in possession of 398,651 shares of KCI Konecranes Plc to which they had the voting rights. The holding represents 2.97 % of KCI Konecranes total amount of shares and not as previously advised 960,629 shares or 6.71 %.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,621,260 and the total number of shares is 14,310,630.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4850 employees in 35 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Franciska Janzon, IR Manager,
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media